

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

David Kimball
Chief Executive Officer
Prosper Marketplace, Inc.
221 Main Street, 3rd Floor
San Francisco, CA 94105

      Re: Prosper Marketplace, Inc.
          Registration Statement on Form S-1
          Filed July 7, 2021
          File No. 333-257739

Dear Mr. Kimball:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance